FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Shannon Ross

(Signature)

Shannon Ross, Accountant

Date: May 10, 2010

Item:

1. Press Release dated April 6, 2010
2. Material Change Report dated April 6, 2010
3. Press Release dated April 12, 2010
4. Material Change Report dated April 23, 2010
5. News Release dated April 26, 2010
6. Consolidated Financial Statements for the Years ended December 31, 2009. 2008 and 2007
7. Management Discussion & Analysis - Three Months and Year ended December 31, 2009
8. Form 52-109F1 Certification of Annual Filings - Chief Executive Officer
9. Form 52-109F1 Certification of Annual Filings - Chief Financial Officer